April 18, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Ameen Hamady
Kristina Marrone
Kibum Park
Pam Long

Re:	Ming Shing Group Holdings Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Filed March 20, 2023
CIK No. 0001956166

Ladies and Gentlemen:

Set forth below, on behalf of our client, Ming Shing Group Holdings Ltd. (the “Company”), we are transmitting for your review the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2023 (the “Comment Letter”), with respect to Amendment No. 2 to the Company’s Draft Registration Statement on Form F-1 (the “DRS/A2”) submitted to the Commission on March 20, 2023 and to update certain information in the DRS/A2, the Company is filing a further Amended Draft Registration Statement, Amendment No. 3 to Draft Registration Statement on Form F-1, with the Commission (the “DRS/A3”). Please note that all references to page numbers in the responses are references to the page numbers in the DRS/A3 submitted concurrently with the submission of this letter in response to the Staff’s comments.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments.

Capitalized terms used herein have the meanings set forth in the Amended Registration Statement unless defined herein.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted March 20, 2023

Cover Page

1. We note your disclosure that your auditor is not headquartered in mainland China or in Hong Kong. Please revise your cover page to clearly state where your auditor is headquartered.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on the cover page of the DRS/A3 to clearly state that our auditor is headquartered in Denver, Colorado in the United States in response to the Staff’s comment.

Nauth LPC ● www.nauth.com ● T 416.477.6031 ● F 416.477.6032
217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission April 18, 2023 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

2. We note your response to comment 16. It is not clear to us how you were able to conclude that there are no accounting areas that involve significant judgement or estimates that may have a material impact on your financial condition or results of operations. For example, we note your disclosure on page F-12 that the measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior, and that a number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as determining the criteria for significant increase in credit risk and the choice of appropriate models and assumptions for measurement of expected credit loss. We note your disclosure on page F-16 that the nature of your revenue contracts give rise to several types of variable consideration, including unpriced change orders and claims, liquidated damages and penalties. It appears that the Company estimates the amount of revenue to be recognized related to such variable consideration using the expected value or the most likely amount method, whichever is expected to better predict the amount. Your accounting policies in the aforementioned areas include the use of estimates which ultimately may result in a material impact on your financial condition or results of operations. As such, we are reissuing our prior comment. Please revise to disclose critical accounting estimates that have had or are reasonably likely to have a material impact on your financial condition or results of operations consistent with the requirements of Item 303(b)(3) of Regulation SK.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 54-55 of the DRS/A3 to disclose critical accounting estimates in response to the Staff’s comment.

Acquisition of MS Engineering Co., Limited, page 61

3. We note your new disclosure that Mr. Chi Ming Lam purchased all of the shares and became sole shareholder of MSE on October 20, 2021. Please describe what further transactions took place that gave ownership of MSE to the company.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 63 of the DRS/A3 to add details about the transactions that took place that gave ownership of MSE to the Company in response to the Staff’s comment.

www.nauth.com

U.S. Securities and Exchange Commission April 18, 2023 Page 3

Calls on Shares and Forfeiture or Surrender of Shares, page 102

4. It remains unclear why ordinary shares to be sold in this offering through a firm commitment underwriting would be subject to capital calls in respect of “any monies unpaid on their shares including any premium.” Please tell us how a purchaser of shares in this offering could have any monies unpaid on their shares, and explain the “premium” that you refer to, as the shares are to be sold at a stated fixed price, according to disclosure on your cover page. Please also explain how counsel’s opinion that the shares will be validly issued, fully-paid and non-assessable is consistent with amounts being unpaid on the shares or with there being a premium.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 104 of the DRS/A3 to clarify that if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, such as the Ordinary Shares in this Offering, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture in response to the Staff’s comment.

Signatures, page II-5

5. In response to our comment 31, we note the inclusion of the Chief Financial Officer’s signature. In addition to the signature of the Chief Financial Officer, please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures in Form F-1.

Response: The Company respectfully acknowledges the Staff’s comment and has added the Company’s Controller/Principal Accounting Officer as one of the signees under the section entitled “Powers of Attorney” on page II-5 of the DRS/A3 in response to the Staff’s comment.

Exhibits

6. Please file the opinion and consent of your PRC counsel, China Commercial Law Firm, regarding the application of permission requirements from CRSC, CAC and other governmental agencies of mainland China, which you refer to on your cover page and elsewhere in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has obtained and added the opinion and consent of the Company’s PRC counsel, China Commercial Law Firm as Exhibits 23.4 and 99.2 to the DRS/A3 in response to the Staff’s comment.

* * * * *

www.nauth.com

U.S. Securities and Exchange Commission April 18, 2023 Page 4

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned be email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	Chi Ming Lam, Chief Executive Officer and Chairman
Ming Shing Group Holdings Ltd.

www.nauth.com